Exhibit 99.1

WOLSELEY PLC – DIRECTOR SHARE PURCHASES

Wolseley plc hereby notifies the following share purchase made under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2004, which was paid on 30 November 2004.

Director’s Name	No. of shares purchased on 30 November 2004	Purchase price per share in pence

Robert M. Walker	38	897.6609

Mr Walker now holds 2,143 ordinary shares of 25p each in the capital of the Company.

M J White
Group Company Secretary and Counsel